Exhibit 4.2

DESCRIPTION OF COMMON STOCK

General

The following description summarizes the terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Common Stock,” you should refer to our second amended and restated certificate of incorporation, our amended and restated bylaws, as amended, and our certificate of designation, preferences and rights of the Series A Convertible Preferred Stock, which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of the Delaware General Corporation Law. Our second amended and restated certificate of incorporation authorizes us to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  Our board of directors is authorized, without stockholder approval except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.  In addition, our board of directors may, without further action by our stockholders, designate the rights, preferences, privileges, and restrictions of our preferred stock in one or more series. Any preferred stock that is designated and issued in the future may have voting or conversion rights that could have the effect of restricting dividends on our shares of common stock, diluting the voting power of our shares of common stock, impairing the rights of our shares of common stock in the event of our dissolution, liquidation or winding-up or otherwise adversely affect the rights of holders of our shares of common stock.  In March 2013, our board of directors established our Series A Convertible Preferred, or Series A Preferred, which has various rights, preferences and privileges senior to the shares of our common stock, as discussed below.

Voting Rights

Common stockholders are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval, and do not have cumulative voting rights.

Dividends

Subject to any preferential rights of outstanding preferred stock, including the Series A Preferred discussed below, holders of our common stock are entitled to share ratably in any dividends declared by our board of directors on the common stock and paid out of funds legally available for such dividends.

Distribution on Dissolution

Subject to any preferential rights of outstanding preferred stock, including the Series A Preferred discussed below, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in any assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Rights and Preferences

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, our common stock or any other securities convertible into shares of our common stock. There are no redemption rights or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and are adversely affected by the rights of the holders of shares of Series A Preferred as discussed below, and may be subject to and adversely affected by any series of our preferred stock that we may designate and issue in the future.

Series A Convertible Preferred Stock

Conversion. Each share of Series A Preferred is convertible into shares of our common stock at the initial conversion rate of one share of common stock for each share of Series A Preferred. The conversion will be adjusted for certain non-price based events, such as dividends and distributions on the common stock, stock splits, combinations, recapitalizations, reclassifications, mergers, or consolidations. If not previously converted by the holder, the Series A Preferred will automatically convert to common stock if the volume weighted average price for the common stock for any 30 consecutive trading days is equal to or exceeds $4.35 per share.

Liquidation or Change of Control. In the event of any liquidation event, which includes changes of control of the company and sales or other dispositions by the company of more than 50% of its assets, the Series A Preferred is entitled to receive, prior and in preference to any distribution to the common stock, an amount per share equal to $1.45 per share of Series A Preferred, plus all then accrued but unpaid dividends on such Series A Preferred. Following this distribution, if assets or surplus funds remain, the holders of the common stock shall share ratably in all remaining assets of the company, based on the number of shares of common stock then outstanding. Notwithstanding the foregoing, if, in connection with any liquidation event, a holder of Series A Preferred would receive an amount greater than $1.45 per share of Series A Preferred by converting such shares held by such holder into shares of common stock, then such holder shall be treated as though such holder had converted such shares of Series A Preferred into shares of common stock immediately prior to such liquidation event, whether or not such holder had elected to so convert.

Dividends. Dividends on the Series A Preferred are payable quarterly at a rate of $0.058 per share per annum in cash, in shares of common stock or in any combination of cash and common stock as determined by our board of directors. Certain conditions are required to be satisfied in order for the company to pay dividends on the Series A Preferred in shares of common stock, including (i) the common stock being registered pursuant to Section 12(b) or (g) of the Exchange Act, (ii) the common stock being issued having been approved for listing on a trading market and (iii) the common stock being issued either being covered by an effective registration statement or being freely tradable without restriction under Rule 144 of the Securities Act (subject to certain exceptions).

Voting. The Series A Preferred are entitled to one vote per share for each share of common stock issuable upon conversion thereof (excluding from any such calculation any dividends accrued on such shares) and vote together with the holders of common stock as a single class on any matter on which the holders of common stock are entitled to vote. In addition, the company must obtain the consent of holders of at least a majority of the then outstanding Series A Preferred in connection with (i) any amendment, alteration or repeal of any provision of our second amended and restated certificate of incorporation or our amended and restated bylaws, as amended, as to adversely affect the preferences, rights or voting power of the Series A Preferred, or (ii) the creation, authorization or issuance of any additional Series A Preferred or any other class or series of capital stock of the company ranking senior to or on parity with the Series A Preferred or any security convertible into, or exchangeable or exercisable for Series A Preferred or any other class or series of capital stock of the company ranking senior to or on parity with the Series A Preferred.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “PRTS”.

Anti-Takeover Provisions

Delaware Law. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. These restrictions do not apply if:

•

before the date that the person became an “interested stockholder,” our board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder”;

•	the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after the date that the person became an “interested stockholder,” the business combination is approved by (i) our board of directors and (ii) authorized at an annual or special meeting of our stockholders by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the “interested stockholder.”

The statute could have the effect of delaying, deferring, or preventing a change in control.

Bylaw and Certificate of Incorporation Provisions. Our amended and restated bylaws, as amended, provide that special meetings of our stockholders may be called exclusively by a majority of our board of directors or the chairman of our board of directors. Our second amended and restated certificate of incorporation (i) provides for a board comprised of three classes of directors with each class serving a staggered three-year term, (ii) authorizes our board of directors to issue preferred stock from time to time, in one or more classes or series, without stockholder approval (subject to the rights of our Series A Preferred), (iii) requires the approval of at least two-thirds of the outstanding voting stock to amend certain provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws, as amended, and (iv) does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Additionally, our amended and restated bylaws, as amended, provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our company or our stockholders, (iii) any action asserting a claim against our company arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated bylaws, as amended, or (iv) any action asserting a claim against our company governed by the internal affairs doctrine; provided that this choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

These and other provisions contained in our second amended and restated certificate of incorporation and amended and restated bylaws, as amended, could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.